Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 18, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Jennifer López Molina

Keira Nakada

Rufus Decker

Re:	Ingram Micro Holding Corporation

Draft Registration Statement on Form S-1

Submitted May 11, 2023

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated June 1, 2023. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 6 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s updated interim financial information and certain other restatements of the Company’s financial statements and financial presentation.

The Company is seeking confidential treatment for the Registration Statement, including the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 18, 2023

Prospectus Summary

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data

Non-GAAP Financial Measures, page 20

1.

We read your response to comment 1. Please revise your income tax adjustments to arrive at income from operations after taxes on page 22 so that the difference between (a) the income taxes on income from operations and (b) the overall provision for income taxes is solely the removal of the current and deferred income taxes associated with the total other (income) expenses adjustment. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 128 of the Amendment.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Revision of Previously Issued Consolidated Financial Statements, page F-22

2.

We read your response to comment 2. Please revise your disclosures in the filing to clarify that the $122 million overstatement of cash used in operating activities for the twenty-six weeks ended July 2, 2022 was material and provide appropriate ASC 250 disclosures.

Response

The Company acknowledges the Staff’s comment and has revised its disclosure in the Amendment, including where it appears in Note 3, “Restatement of Previously Issued Financial Statements,” to our unaudited condensed consolidated financial statements.

*    *     *    *

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 18, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation